May 28, 2010

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F Street, NE

Washington, D.C. 20549

Re:	Weight Watchers International, Inc.

Form 10-K for the Fiscal Year Ended January 2, 2010

Filed March 3, 2010

Definitive Proxy Statement

Filed April 8, 2010

File No. 001-16769

Dear Mr. Spirgel:

This letter sets forth below the detailed responses of Weight Watchers International, Inc. and its subsidiaries (“we” or the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated May 20, 2010 with respect to the above-referenced filings, including the Company’s 2010 Definitive Proxy Statement (the “2010 Proxy Statement”). In responding to the Staff’s comments, we have included the original comments from your letter, followed by our response. This letter has been filed with the Commission as correspondence through EDGAR.

We understand that you will be reviewing our response and may have additional comments. We welcome any questions you may have and thank you for your attention to our filings. Please feel free to contact me as provided at the end of this letter.

2010 Definitive Proxy Statement

1.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

COMPANY RESPONSE:

The Company advises the Staff that its management conducted a review of the Company’s compensation policies and practices for employees to evaluate whether risks arising from these policies and practices were reasonably likely to have a material adverse effect on the Company. The Company’s General Counsel and its Senior Vice President, Global Human Resources, were primarily responsible for conducting this review. In performing this review, input was received from other members of management, including representatives of the Company’s accounting, finance, operations and legal functions. Following this review, our management presented its findings to the Company’s Compensation and Benefits Committee of the Board of Directors (the “Compensation Committee”) in the course of the Compensation Committee’s review of the 2010 Proxy Statement. Our management concluded that the Company’s compensation policies and practices for employees did not give rise to risks that were reasonably likely to have a material adverse effect on the Company. This conclusion was based principally on the following factors:

•

While incentivizing strong Company performance and success, the Company’s compensation policies and practices for employees generally balance near-term incentives (e.g., annual, performance-based cash bonus) with long-term incentives (e.g., equity-based incentive awards under the Company’s stock plans) in order to not encourage excessive risk taking.

•

The Company’s near-term incentive awards are generally discretionary in nature and are typically based on the achievement of financial performance goals tied to the Company’s performance and individual performance goals, which, in the Company’s view, reward performance without incentivizing inappropriate risk-taking.

•

Annual, performance-based cash bonus compensation is aligned with the success of the Company. Typically, the financial performance measure used in determining the annual, performance-based cash bonus is based on the performance of the Company as a whole or a blend of the Company as a whole and a particular business and/or geographic units. Therefore, in the Company’s view, it is unlikely that individual actions within a geography or business unit would result in an incentive for inappropriate risk-taking.

•

Material compensation is structured in a consistent manner across geographies and business units, subject to local regulations, laws and customs. Changes in compensation in the ordinary course are not material in amount as compared to an employee’s overall compensation and are done at times materially consistent across the organization.

•

One of the key tenets of the Company’s compensation philosophy is to reward employees for assisting in the success of Weight Watchers members and subscribers in their weight loss efforts, which is a long-term goal and not built on short-term initiatives.

•

Any commission-based compensation, primarily for the Company’s service providers, is customarily linked and aligned to activities and goals at individual meetings (e.g., individual meeting member attendance or product sales), which, in the Company’s view, are unlikely to incentivize inappropriate risk-taking that is reasonably likely to result in a material adverse effect on the Company.

Given the Company’s conclusion in consideration of the factors noted above as well as Item 402(s) not requiring a company to make an affirmative statement that it has determined that the risks arising from its compensation policies and practices for employees are not reasonably likely to have a material adverse effect on the company, the Company determined that no disclosure was required under Item 402(s) of Regulation S-K in its 2010 Proxy Statement.

*************************

We acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the above-mentioned filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-mentioned filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing satisfactorily responds to the Staff’s comments. We request that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to Ann M. Sardini, our Chief Financial Officer, at (212) 589-2709.

Thank you for your assistance in connection with this matter.

Very truly yours,

/s/Ann M. Sardini

Ann M. Sardini

Chief Financial Officer

cc:	Scott Hodgdon, Attorney-Advisor

Robert Bartelmes, Senior Financial Analyst

David P. Kirchhoff, President and Chief Executive Officer

Jeffrey A. Fiarman, Executive Vice President, General Counsel and Secretary

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